June 1, 2006

This is a line of credit agreement between Jacob Varon and First Street Surgical Center, LP. The date of the line is June 1, 2006 for an available amount of $700,000. First Street agrees to repay the loan as funds become available. Interest is to be charged/accrued/paid annually at 6.00% on the outstanding amount until the line is fully paid. ,Any outstanding balance will be due immediately upon maturity on May 31, 2011.

/s/ Jacob Varon	/s/Tony Rotondo
Jacob Varon	General Partner — First Surgical Partners, LLC